UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, March 01, 2015

Messrs,

Superintendencia del Mercado de Valores – SMV

Present.-

Reference:          Relevant Information Communication

Dear Sirs:

Hereby we inform as a Relevant Information Communication that under the powers delegated on its Board of Directors which was held on January 29, 2015, the President has determined to hold the Annual Shareholder Meeting on March 27, 2015, in the Company’s office located at Av. Petit Thouars 4957, Miraflores, at 3:30p.m., with the following agenda:

1. Approval of Annual Report, Approval of Annual Corporate Governance Report and Audited Individual and Consolidated Financial Statements for Fiscal Year 2014

2. Application of Profits for Fiscal Year 2014

3. Board Meeting Attendance Fees

4. Appointment of External Auditors for Fiscal Year 2015

The present document is accompanied by the Motions, whilst the Annual Report as well as the Annual Corporate Governance Report as well as the Individual and Consolidated Audited Financial Statements for 2014, duly audited by the firm Dongo Soria Gaveglio y Asociados, representative of Price Waterhouse Coopers, are available in the company’s web page www.granaymontero.com.pe, specifically in the Investor Relations section.

We also inform that the announcement for the Annual Shareholder Meeting will be published today, March 01, 2015 in “El Comercio” newspaper, as well as in the official newspaper “El Peruano”.

Moreover, we notify that all the documents attached and mentioned in this communication, and which have been sent to the Securities Market Superintendence (www.smv.gob.pe) and to the Lima Stock Exchange (www.bvl.com.pe) can also be found in the company’s web page www.granaymontero.com.pe, specifically in the Investor Relations section, under the “Corporate Governance” and “Reports” subdivisions.

In here you will also find the Power of Attorney letter which can be received in our offices, or through an email in a PDF format to the following email addresses: cdrago@gym.com.pe and/or aferrucci@gym.com.pe.

Please note that we are available to answer any questions about the particular, at the following phone number 51-1-2136597, or at the Company’s Offices located at Av. Petit Thouars 4957, Miraflores from Monday to Friday between 9:00 and 12:00 and 4:00 to 6:00 pm through our executives Dennis Gray, Investor Relations Officer and Claudia Drago, Chief Legal Officer.

Sincerely,

____________________

/s/ Dennis Gray Febres

Stock Market Representative

Graña y Montero S.A.A.

ANNUAL MANDATORY SHAREHOLDERS MEETING

March 27, 2015

MOTION 1

Approval of Annual Report, Approval of Annual Corporate Governance Report and Audited Individual and Consolidated Financial Statements for Fiscal Year 2014

Whereas:

As provided in the General Corporations Law, the Annual Report and the Audited Individual and Consolidated Financial Statements Dongo Soria Gaveglio y Asociados, representative of Price Waterhouse Coopers, for Fiscal Year 2014, are hereby submitted for consideration by the Shareholders Assembly.

Furthermore, as provided in Article 9.4 of the Board of Directors Regulations, the Board of Directors approved the Corporate Governance Annual Report for year 2014, as required by SMV Resolution Nº 012-2014-SMV/01 of the National Supervisory Commission of Companies and Securities, to be submitted for consideration by the Shareholders Assembly.

Motion:

Approve the Annual Report, the Corporate Governance Annual Report and the Audited Individual and Consolidated Financial Statements for Fiscal Year 2014.

MOTION 2

Application of Profits of Fiscal Year 2014

Whereas:

According to the audited Financial Statements of the company for Fiscal Year 2014, the Company has generated during such period net profits for S/.  299’745,350.72 (Two hundred and ninety nine million seven hundred and forty five thousand three hundred and fifty and 72/100 Nuevos Soles) of which, considering that the legal reserve is at the maximum required by the Article 229 of the General Corporations Law, we will applied the amount of S/. 29’974,535.07 (Twenty nine million nine hundred and seventy four thousand five hundred and thirty five and 07/100 Nuevos Soles) to the volunteer reserve account.

Pursuant to the dividend policy, which allows distributing 30% to 40% of profits, allocating 35%, that is, the amount of S/. 104’910,872.75 (One hundred and four million nine hundred and ten thousand eight hundred and seventy two and 75/100 Nuevos Soles) of the distributable profit is proposed to be distributed as dividends.

Now, therefore, the Shareholders Assembly has unanimously approved the motion submitted by the Board of Directors, which is transcribed below:

Motion:

Apply the amount of S/. 29’974,535.07 (Twenty nine million nine hundred and seventy four thousand five hundred and thirty five and 07/100 Nuevos Soles) to the volunteer reserve account.

Distribute amount of S/. 104’910,872.75 (One hundred and four million nine hundred and ten thousand eight hundred and seventy two and 75/100 Nuevos Soles) as Dividends. Therefore, the factor of 0.158942914, over a total of 660,053,790 shares, S/. 1.00 par value to determine the amount distributable as cash dividends to holders of common share for each share held by them on the Registration date shall apply. For calculation purposes, each ADS represents five (5) shares.

Set April 22, 2014, as Registration Date, and April 29, 2014, as dividend Delivery Date.

MOTION 3

Board Meeting Attendance Fees

Whereas:

Pursuant to Article 114 of the General Corporations Law, remuneration of the Board of Directors is to be set at the Regular Shareholders Meeting.

Motion:

In connection with year 2014, the Shareholders are advised that the additional attendance fee, calculated according to the formula approved at the Regular Shareholders Meeting of March 31, 2008, is S/. 104,911 for each Director.  The total remuneration received by the Board of Directors for Fiscal Year 2014 account for 0.70% of net profits.

In connection with year 2015, this Motion proposes that each Director be paid S/. 7,000.00 (Seven Thousand and 00/100 Nuevos Soles) for attending each Board of Directors Meeting and S/. 3,500.00 for attending each meeting of Committees of the Board of Directors and that the Additional Meeting Attendance Fee be set on the basis of the formula approved at the Regular Shareholders Meeting of March 31, 2008.

MOTION 4

Appointment of External Auditors

for Fiscal Year 2015

Whereas:

Pursuant to Article 114 of the General Corporations Law, the external auditors of the company must be appointed by or delegated on the Board of Directors, as resolved at the Regular Shareholders Meeting.

Motion:

The Shareholders are proposed to elect as External Auditors for Fiscal Year 2015 the firm Dongo Soria Gaveglio y Asociados, representative of Price Waterhouse Coopers, as recommended by the Audit and Process Committee.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

___________________________

Name: Dennis Gray Febres
Title: Stock Market Representative
Date: March 2, 2015